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FORM 4
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                                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549                                        ----------------------------
                                                                                                               OMB APPROVAL
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                             ----------------------------
/ / Check this box if no                                                                                 OMB Number:       3235-0287
    longer subject to         Filed pursuant to Section 16(a) of the Securities                          Expires: September 30, 1998
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                             Estimated average burden
    or Form 5 obligations         Public Utility Holding Company Act of 1935                             hours per response......0.5
    may continue. See              or Section 30(f) of the Investment Company                            ---------------------------
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Rees           John          Nicholas      Hanover Capital Mortgage Holdings, Inc. HCM      to Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------      X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
            101 Granite Street                    Person (Voluntary)       February, 1999       ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
           Rockport, MA 01966                                               Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     X   Form filed by One Reporting Person
                                                                            ------------          Form filed by more than one
                                                                                              ---
                                                                                                  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
    Common Stock                  2/10/99  P             600       A        4.875
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    Common Stock                  2/10/99  P             19,400    A        5.00         20,000               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)
                                                                                                                    SEC 147.4 (7-96)
                                                  (Print or Type Responses)




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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 Stock Option                                                                                   Common
 (rights to acquire)          15.00                                               *      *       Stock      2,000
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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 Stock Option
 (rights to acquire)                D
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Explanation of Responses:

* Subject to certain requirements, options may vest on a ratable, monthly basis over a 48 month period commencing with the month that includes the closing of the initial public offering and are exercisable at the initial public offering price of the units. Options expire one day less than ten (10) years from the date of the initial public offering.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ John N. Rees                3/10/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                            Page 2
                                                                                                                   SEC 1474 (7-96)